(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-27843

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Somera Communications, Inc.

Full name of registrant

Former name if applicable

301 S. Northpoint Drive

Address of principal executive office (Street and number)

Coppell, Texas 75019

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered an unanticipated delay in completing its documentation supporting the Unaudited Consolidated Financial Statements for the quarter ended June 30, 2005. As a result of this delay, the Registrant was unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 by the prescribed filing date.

The Registrant anticipates that it will file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 no later than August 15, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kent Coker (Name)	(972) (Area Code)	304-5660 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Somera Communications, Inc. announced a preliminary net loss of $7.9 million for the second quarter ended June 30, 2005, compared with a net loss of $3.9 million for the comparable fiscal period in the prior year as reported in its Quarterly Report on Form 10-Q for the period ended June 30, 2004 and filed on August 9th, 2004. The preliminary results for the second quarter ended June 30, 2005 included a non-cash goodwill impairment charge of $1.8 million. Somera’s press release announcing these preliminary second quarter 2005 results was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in Somera’s Current Report on Form 8-K filed on August 4, 2005.

Somera Communications, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2005	By:	/s/ KENT COKER
		Name:	Kent Coker
		Title:	Chief Financial Officer